July 19, 2006

DELIVERY BY EDGAR AND OVERNIGHT
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Paul Cline
                   Senior Accountant

Re:	Piper Jaffray Companies
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 001-31720
Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”), as set forth in Mr. Cline’s letter to me dated July 5, 2006. It is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K, beginning with our Form 10-Q for the period ended June 30, 2006.
     For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Cline and Ms. Rebekah Moore, by overnight mail, a copy of this letter.
Exhibit 13
Audited Consolidated Financial Statements
Consolidated Statements of Financial Condition, page 35
1.	Comment: Please revise in future filings to separately present goodwill on the face of your financial statements. Refer to paragraph 43 of SFAS 142.
Response: We will revise the face of the consolidated Statements of Financial Condition to separately disclose goodwill and intangible assets beginning with our Form 10-Q for the period ended June 30, 2006 and in future filings.

U.S. Securities and Exchange Commission
July 19, 2006

Consolidated Statements of Operations, page 36
2.	Comment: We note that you do not separately present your costs and expenses applicable to services on your Statements of Operations. We also note that you report revenues inclusive of interest income, net revenues inclusive of interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:
•	Whether you track costs related to each of your separately presented revenue line items;

•	Your basis for reporting revenues inclusive of interest income, and net revenues inclusive of interest expense; and,

•	Your basis for not separately presenting operating and non-operating income and expenses.
Response: Piper Jaffray utilizes the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities and other standard industry reporting practices to help determine the proper classification and presentation of revenues and expenses on the face of the Statements of Operations.
We do not track costs related to each separately presented revenue line item. Piper Jaffray generally operates in a service business, with the most significant expense being compensation costs. These compensation costs are highly variable depending on levels of business activity and are not allocated or awarded to individual employees until after the close of the fiscal year.
Based upon the nature of our business, interest income is included within revenues as it is a part of core operating income derived from providing services to our customers. Generally, interest expense is directly related to the financing of our trading inventories and other interest-bearing assets which generated the interest income. We elect to present an income statement caption of Net Revenues inclusive of interest expense in order to aid in comparison of revenues between periods as interest rates fluctuate.
We do not deem dividends, interest on securities, and profits on securities (net of losses) to be non-operating income due to the nature of our business and the broker-dealer industry within which we operate. These revenue streams are a regular component of our operations and operating income. Piper Jaffray does not have any revenues or expenses deemed to be non-operating revenues or expenses as defined by Rule 5-03 of Regulation S-X.
Note 2. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 42
3.	Comment: Please tell us and revise your future filings to disclose the following related to your unpatented technology:

U.S. Securities and Exchange Commission
July 19, 2006

•	Describe the transaction(s) in which these assets arose and disclose your policy for determining when the R&D cycle is complete and whether the technology has alternative future use.

•	Describe for investors management’s rational for acquiring the in-process R&D, disclosing its nature, how it will contribute to your future revenue streams, the specific components that compromise this asset, and your approximate timeline for the completion of the development of your products;

•	Revise to include a discussion of the nature, amount, and timing of anticipated expenditures necessary to develop the in-process research and development into commercially viable products and provide updated information quarterly;

•	Your basis determining that a 3 year life for this asset was appropriate; and,

•	Discuss when you anticipate that the unpatented technology will contribute to your revenue streams.
Response: We made the following disclosure in Note 23 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2004: “In November 2004, the Company acquired Vie Securities, LLC, the broker dealer subsidiary of parent Vie Financial Group, Inc. Piper Jaffray recorded $11.5 million in goodwill, $4.8 million in identifiable intangible assets and $0.3 million in net assets in connection with this acquisition.” Our allocation of the purchase price was conducted in accordance with the provisions of SFAS 142. The $4.8 million in identifiable intangible assets represents the unpatented technology referenced in Note 10 to the consolidated financial statements included in our Form 10-K for the year ended December 31, 2005 (the “2005 10-K”). Further disclosure of this transaction in the Company’s 2005 10-K was not deemed necessary because the acquisition was not material to our operations or financial condition. Piper Jaffray is not in the business of developing and selling technology products and, therefore, we have no R&D cycle. Management estimated a three-year useful life for the unpatented technology acquired as part of the acquisition of Vie Securities, LLC, by analyzing all of the pertinent factors associated with the technology, including the expected use of the asset and the level of maintenance required to obtain the expected future cash flows. Disclosure of the basis used in determining useful life was not required under SFAS 142 and was not deemed necessary due to the immateriality of the intangible asset.
Note 4. Derivatives, page 44
4.	Comment: We note that you record the market value of derivatives held by you on your balance sheet and record any unrealized gain or loss related to these instruments in your income statement. Please clarify if you use hedge accounting for these derivative instruments, and if so, please revise future filings to clearly disclose the following information:
•	Disclose the methods used to both prospectively and retrospectively assess hedge effectiveness;

U.S. Securities and Exchange Commission
July 19, 2006

•	Identify each type of asset or liability for which you employ hedging strategies;

•	Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

•	Disclose the hedging classification for each derivative instrument; and

•	Clearly describe the specific methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness and disclose how often these tests are performed.
Response: We do not utilize hedge accounting. As a result, we do not utilize the term “hedge” when describing our derivative activities that involve “managing risk” in inventory positions or “managing interest rate exposure,” so as not to imply the use of hedge accounting.
* * * * *
     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-6502 or Sara Gross Methner at (612) 303-6037. My fax number is (612) 303-8199.
Sincerely,
By /s/ Sandra G. Sponem

Sandra G. Sponem
Chief Financial Officer

cc:	James L. Chosy, Piper Jaffray Companies
Sara E. Gross Methner, Piper Jaffray Companies
Timothy L. Carter, Piper Jaffray Companies
Dan Bauer, Ernst & Young LLP
Steven C. Kennedy, Faegre & Benson LLP